QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 12, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI

PRESS RELEASE

        SANPAOLO IMI Group: results at 30 September 2004 approved

Net income: 957 million euro (+21.8% on 2003)

Annualised ROE: 11.5% (9.8% in 2003)

Cost/income ratio falls to 59.6%

All main aggregates up on same period of 2003:

•
Net interest and other banking income was 5,630 million euro (+1.9%), thanks to the positive development in net commissions (+9.9%) and profits from companies carried at equity and dividends from shareholdings (+31.6%)

•
Operating income was 2,169 million euro (+6.5%) and the cost/income ratio improved (59.6% against 61.2% in the first nine months of 2003)

•
Customer financial assets grew (+3.1%); direct deposits grew about 3.7% on 2003, the positive trend in asset management (+1.7%), assets under administration (+4.2%) and life technical reserves (+23.1%) continued

•
Group solvency ratios were further strengthened: Tier 1 ratio 7.8% and Total risk ratio 11.5%

        Turin, 12 November 2004—The Board of Directors today approved the results of the SANPAOLO IMI Group at 30 September 2004, showing a positive growth in the main income margins against the corresponding period of 2003.

        In the first nine months of the year the Group achieved improvement in net interest and other banking income (+1.9%), which rose to 5,630 million euro, thanks above all to growth in net commissions (+9.9%) and profits from companies carried at equity and dividends from shareholdings (+31.6%). Operating income was thus 2,169 million euro (+6.5%) and benefited, beyond growth in revenues against 2003, also from relevant operating cost containment actions.

        Ordinary income was 1,518 million euro (-1.2% on the corresponding period of 2003): the fall was due to the increase in provisions and adjustments to loans and financial fixed assets, above all due to alignment with the presumed realisable value of certain loans from performing to doubtful and adjustments made to certain financial shareholdings (CDC Ixis and Hutchison 3G Italia), against the writebacks booked in 2003.

        The quality of the loan portfolio remained high, thanks to strict loan disbursement criteria and prudential provisioning policies extended to all the banking networks, as demonstrated the total of net doubtful loans, which fell by 3.6% against 2003.

        Net income was thus 957 million euro, growing 21.8%, against 786 million in the previous period: the annualised RoE reached 11.5% against 9.8% in the first nine months of 2003.

        The results achieved are in line with growth performance expected: thus ordinary business, also in the light of the current trend, will continue to show good development in revenues and containment of administrative costs, confirming the 2004 budget objectives.

***

        Group net interest and other banking income was 5,630 million euro, thanks above all to the positive performance in commission income.

        Net interest income in the first nine months of 2004 was 2,702 million euro: the reduction of 3.3% on the same period of last year was due substantially to the deterioration in total spread, attributable to the decline in market rates (three-month Euribor, in average terms, shrank by 31 basis points, from 2.40% to 2.09%) and lower returns from fund imbalances, only partially mitigated by the contribution generated by volumes. Average balances of interest bearing activities of the Group increased by 1% compared to the first nine months of 2003 and the interest bearing liabilities by 0.6%.

        Net loans to customers at the end of September 2004 were 120.2 billion euro, largely stable on an annual basis. The performance was substantially the result of opposing trends between the increase in medium-and long-term loans (+7.3%), which counterbalanced the fall in short-term financings (-11.7%).

        In medium- and long-term lending the good progress in financings to the retail sector continued (3 billion euro in property mortgages made by the domestic banking networks, up by 11.7% against the same period of 2003) as did loans to public works and infrastructure, up against the end of September 2003 (the total loans of Banca OPI at the end of the period were 18.4 billion euro).

        Direct deposits were approximately 133.9 billion euro, up 3.7% on an annual basis and 1.6% from the beginning of the year.

        At the end of September the Group's domestic market share was 10.3% in both loans and direct deposits.

        Group net commissions in the first nine months of 2004 were 2,396 million euro, up 9.9% on the previous corresponding period. The movement benefited from the recovery in financial markets and was led by management, trading and consultancy (+9.9%), thanks to performance in asset management (+15.2%). The commissions from asset management in the nine months were approximately 50% of the total and higher than the 162 million in the same period of 2003. The development is due both to the positive performance effect, and to customers' choosing a product mixed more directed towards equity funds and life policies.

        Also worthy of remark were the excellent results from traditional banking areas, such as financings and guarantees (+34.6%) and deposits and current accounts (+9.3%).

        The commission flow in the third quarter was 794 million euro, up on the first, but lower than the second, which had benefited from particularly high revenues in the tax collection sector.

        Customer financial assets at the end of September were 374.3 billion euro, up 3.1% on the corresponding period of 2003 and 1.7% from the beginning of the year.

        Indirect deposits were 240.5 billion euro, up 2.7% against the end of September 2003, because of development in both managed and administered funds. In particular, growth in asset management (+1.7% on the end of September 2003) was determined both by net inflows from the distribution networks in life assurance, and by the revaluation in assets under management, which compensated for the disinvestments in mutual funds and fund-based management. In the 12 months, there was repositioning within mutual funds towards equities, whose share rose from 21.4% to 24.9%, while other categories of funds fell.

        In mutual funds SANPAOLO IMI Group continues to hold first position in the domestic market, with market share of 20.5%.

        Life technical reserves confirmed the growth already shown in 2003 (+23.1% compared to the end of September 2003 and +16.4% from the beginning of the year): life assurance products represented one of customers' preferred form of investment, shown in renewed interest in traditional policies, where the Group's range was upgraded in 2004. Net inflow from the distribution networks in the first nine months was 4.5 billion. euro and took life technical reserves to 39 billion euro.

        The total stock of asset management at the end of September was 144.5 billion euro. Assets under administration were almost 96 billion euro (+4.2% on an annual basis, +3.6% from the beginning of the year).

        Profits from financial transactions and dividends from shares were 257 million euro against 339 at September 2003 (-24.2%).

        Profits from companies valued at equity and dividends from shareholdings at the end of September reached 275 million euro (+31.6%): the growth benefited above all from the increase in income from the insurance companies, whose business is expanding significantly.

        Operating income in the first nine months was 2,169 million euro, up 6.5% from the end of September 2003, thanks also to an attentive policy of cost containment.

        Administrative expenses were 3,373 million euro, down (-0.7%) on the first nine months of 2003: the containment of personnel expenses and indirect duties and taxes more than counterbalanced the slight increase of other administrative expenses.

        Personnel expenses (2,074 million euro) fell by 1.5% thanks to actions to optimise personnel through the rationalization of the corporate centres and integration of the commercial banks' distribution networks. These actions were translated into a reduction in Group employees (-3,8% in average terms), which led to a cost reduction such as to compensate for the ordinary trend in compensation, including the estimated charge from the renewal of the CCNL.

        Other administrative expenses were 1.101 million euro, with a growth of 1%, less than trend inflation: IT expenses, which represent approximately 28% of total, fell by 1.3%, benefiting from the processes of IT integration of the commercial banks undertaken by the Group.

        The cost/income ratio in the first nine months of 2004 was 59.6%, with a reduction of 1.6 percentage points on the corresponding period of 2003.

        Adjustments of merger goodwill and positive differences arising on consolidation and net equity were 108 million euro (-6.1% against September 2003).

        Provisions and net adjustments to loans and financial fixed assets were 543 million euro, against 385 million in the first nine months of 2003, up 41%.

        The net flow includes 109 million euro for provisions for risks and charges, substantially stable on 2003 and 370 million euro for provisions and adjustments for credit risks (292 million in 2003, +26.7%): the number is derived from presumed realisable value of specific positions included in doubtful loans.

        The net flow includes, further, 64 million euro of net adjustments to financial fixed assets (14 million in net writebacks in the first nine months of 2003): the writeback for the value of the shareholding in SCH was taken to 56 million euro against Interim 92 million and prudent adjustments concerning CDC Ixis (50 million euro) and Hutchison-3G Italia (61 million euro) are confirmed.

        In the first nine months of 2004 Group general reserves were 1,163 million euro (1,102 at December 2003), or 1% of the performing loan portfolio: the risk coverage level was increased with general provisions of 65 million euro, to keep a correct balance between the high credit quality of the portfolio and the instability of the economic outlook. The increase in the reserve includes 14 million euro attributable to the grow in covering for the exposure connected to the convertible loan facility to the FIAT Group.

        Compared to the first nine months of 2003 net non-performing loans fell by 4.9% (1,177 million euro on 1,237 in the corresponding period of 2003), while problem loans, restructured loans and loans in course of restructuring (1,362 million euro on 1,407 in 2003) fell by 3.2%: coverage ratios were respectively 74.3% and 34.9%.

        Asset quality, notwithstanding difficult circumstances, remains high and the Group's credit risk indices are, therefore, still at good levels: the ratio of net non-performing loans/net loans to customers and problem loans in course of restructuring/net loans to customers were respectively 1% and 1.1%.

        Ordinary income was 1,518 million euro.

        Net extraordinary revenues were 72 million euro, against 211 million net extraordinary charges in the corresponding period of 2003 and include the capital gain of 55 million euro from the sale of the remaining 30% of Finconsumo Banca to SCH, in January.

        Gross income was therefore 1,590 million euro (+20%); the tax rate was 36,7%, lower than that in the first nine months of 2003, above all because of the new tax regime concerning charges and revenues concerning shareholding investments in force from 2004 and, further, the reduction of one percentage point in corporate tax.

        At the end of September 2004 Group solvency ratios were 7.8% (tier 1 ratio) and 11.5% per (total risk ratio).

        The results are given in detail in the statement of income and balance sheet attached to the news release.

Private Securities Litigation Reform Act 1995

        This press release contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance, such as statements that include the words "in line with expectations or objectives" or similar expressions. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. The foregoing factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Cristina Montarolo (+39 011 5555907)
 Anna Monticelli (+39 011 5552526)

Reclassified consolidated statement of income

	First nine months 2004	First nine months 2003 pro-forma (1)(2)	Change First nine months 2004/ First nine months 2003 pro-forma
	(€/mil)	(€/mil)	(%)
NET INTEREST INCOME	2,702	2,795	-3.3

Net commissions and other net dealing revenues	2,396	2,181	+9.9
Profits and losses from financial transactions and dividends on shares	257	339	-24.2
Profits from companies carried at equity and dividends from shareholdings	275	209	+31.6

NET INTEREST AND OTHER BANKING INCOME	5,630	5,524	+1.9

Administrative costs	-3,373	-3,396	-0.7
—personnel	-2,074	-2,106	-1.5
—other administrative costs	-1,101	-1,090	+1.0
—indirect duties and taxes	-198	-200	-1.0
Other operating income, net	231	244	-5.3
Adjustments to tangible and intangible fixed assets	-319	-336	-5.1

OPERATING INCOME	2,169	2,036	+6.5

Adjustments to goodwill and merger and consolidation differences	-108	-115	-6.1
Provisions and net adjustments to loans and financial fixed assets	-543	-385	+41.0
—provisions for risks and charges	-109	-107	+1.9
—adjustments to loans and provisions for guarantees and commitments	-370	-292	+26.7
—net adjustments to financial fixed assets	-64	14	n.s.

INCOME BEFORE EXTRAORDINARY ITEMS	1,518	1,536	-1.2

Net extraordinary income	72	-211	n.s.

INCOME BEFORE TAXES	1,590	1,325	+20.0

Income taxes for the period	-583	-511	+14.1
Change in reserves for general banking risks	—	6	n.s.
Income attributable to minority interests	-50	-34	+47.1

NET INCOME	957	786	+21.8

(1)
The pro forma data for the first nine months of 2003 have been prepared to allow a comparison on a consistent basis with those of 2004. The pro forma reflects, as per usual the exclusion from line-by-line consolidation of Banque Sanpaolo from 1 January 2003.

(2)
To ensure a greater comparability with 2003, the items concerning dividend taxation included in "Profits from companies valued at net equity and dividends from shareholdings" are restated in "Taxes for the period".

Quarterly analysis of the reclassified consolidated statement of income

	2004			2003(1)
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter pro-forma	Second quarter pro-forma	First quarter pro-forma	Average quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	891	907	904	921	939	932	924	929
Net commissions and other net dealing revenues	794	817	785	855	786	713	682	759
Profits and losses from financial transactions and dividends on shares	62	114	81	108	76	178	85	112
Profits from companies carried at equity and dividends from shareholdings	84	102	89	61	63	90	56	68

NET INTEREST AND OTHER BANKING INCOME	1,831	1,940	1,859	1,945	1,864	1,913	1,747	1,868

Administrative costs	-1,115	-1,143	-1,115	-1,214	-1,128	-1,152	-1,116	-1,153
—personnel	-686	-695	-693	-735	-696	-713	-697	-710
—other administrative costs	-363	-390	-358	-422	-365	-372	-353	-378
—indirect duties and taxes	-66	-68	-64	-57	-67	-67	-66	-64
Other operating income, net	72	83	76	85	82	81	81	82
Adjustments to tangible and intangible fixed assets	-112	-107	-100	-148	-113	-116	-107	-121

OPERATING INCOME	676	773	720	668	705	726	605	676

Adjustments to goodwill and merger and consolidation differences	-36	-37	-35	-43	-35	-46	-34	-40
Provisions and net adjustments to loans and financial fixed assets	-178	-215	-150	-474	-71	-180	-134	-215
—provisions for risks and charges	-31	-51	-27	-88	-44	-36	-27	-49
—adjustments to loans and provisions for guarantees and commitments	-103	-137	-130	-432	-122	-102	-68	-181
—net adjustments to financial fixed assets	-44	-27	7	46	95	-42	-39	15

INCOME BEFORE EXTRAORDINARY ITEMS	462	521	535	151	599	500	437	421

Net extraordinary income	—	13	59	179	-38	-215	42	-8

INCOME BEFORE TAXES	462	534	594	330	561	285	479	413

Income taxes for the period	-181	-212	-190	-133	-209	-113	-189	-161
Change in reserves for general banking risks	—	—	—	3	6	—	—	2
Income attributable to minority interests	-15	-17	-18	-14	-13	-12	-9	-12

NET INCOME	266	305	386	186	345	160	281	242

(1)
The pro forma data for the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis. The pro forma figures reflect, as per usual, the line-by-line consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca from the same date. Only for the second and third quarters of 2003, the items concerning dividend taxation included in "Profits from companies valued at net equity and dividends from shareholdings" are restated in "Taxes for the period".

Reclassified consolidated balance sheet

	30/9/2004	30/9/2003 pro-forma(1)	Change 30/9/04-30/9/03 pro-forma	31/12/2003
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	984	963	+2.2	1,474
Loans	143,153	139,679	+2.5	146,877
—due from banks	20,906	17,607	+18.7	22,278
—loans to customers	122,247	122,072	+0.1	124,599
Dealing securities	32,348	23,642	+36.8	22,357
Fixed assets	9,787	9,690	+1.0	9,822
—investment securities	2,967	2,864	+3.6	2,935
—equity investments	4,603	4,424	+4.0	4,572
—intangible fixed assets	290	334	-13.2	343
—tangible fixed assets	1,927	2,068	-6.8	1,972
Differences arising on consolidation and on application of the equity method	860	992	-12.8	959
Other assets	24,464	22,893	+6.9	21,091

Total assets	211,596	197,859	+6.9	202,580

LIABILITIES
Payables	167,034	155,736	+7.3	160,255
—due to banks	33,169	26,638	+24.5	28,534
—due to customers and securities issued	133,865	129,098	+3.7	131,721
Provisions	4,192	4,026	+4.1	4,019
—for taxation	1,031	725	+42.2	732
—for termination indemnities	924	985	-6.2	946
—for risks and charges	1,935	2,007	-3.6	2,037
—for pensions and similar	302	309	-2.3	304
Other liabilities	22,089	20,555	+7.5	20,626
Subordinated liabilities	6,705	6,484	+3.4	6,414
Minority interests	331	298	+11.1	271
Shareholders' equity	11,245	10,760	+4.5	10,995

Total liabilities	211,596	197,859	+6.9	202,580

(1)
The pro forma data at 30 September 2003, were prepared to allow comparison on a consistent basis. The pro forma situations reflect conventionally the exclusion from the area of full consolidation of Banque Sanpaolo from 1 January 2003.

Quarterly analysis of the reclassified consolidated balance sheet

	2004			2003
	30/9	30/6	31/3	31/12	30/9 pro-forma (1)	30/6 pro-forma (1)	31/3 pro-forma (1)
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	984	1,037	914	1,474	963	974	967
Loans	143,153	146,924	144,342	146,877	139,679	146,381	148,267
—due from banks	20,906	22,147	21,527	22,278	17,607	20,050	22,741
—loans to customers	122,247	124,777	122,815	124,599	122,072	126,331	125,526
Dealing securities	32,348	31,772	28,557	22,357	23,642	24,580	20,489
Fixed assets	9,787	9,682	9,755	9,822	9,690	9,586	9,866
—investment securities	2,967	2,917	2,913	2,935	2,864	2,895	2,950
—equity investments	4,603	4,559	4,586	4,572	4,424	4,253	4,453
—intangible fixed assets	290	305	327	343	334	339	370
—tangible fixed assets	1,927	1,901	1,929	1,972	2,068	2,099	2,093
Differences arising on consolidation and on application of the equity method	860	896	933	959	992	1,027	1,055
Other assets	24,464	22,614	22,496	21,091	22,893	26,460	22,131

Total assets	211,596	212,925	206,997	202,580	197,859	209,008	202,775

LIABILITIES
Payables	167,034	168,149	164,476	160,255	155,736	160,518	162,154
—due to banks	33,169	32,570	29,613	28,534	26,638	28,087	27,896
—due to customers and securities issued	133,865	135,579	134,863	131,721	129,098	132,431	134,258
Provisions	4,192	4,001	4,304	4,019	4,026	3,680	3,908
—for taxation	1,031	795	1,000	732	725	436	838
—for termination indemnities	924	929	946	946	985	971	971
—for risks and charges	1,935	1,973	2,055	2,037	2,007	1,925	1,751
—for pensions and similar	302	304	303	304	309	348	348
Other liabilities	22,089	22,683	19,878	20,626	20,555	27,311	19,010
Subordinated liabilities	6,705	6,801	6,666	6,414	6,484	6,784	6,533
Minority interests	331	318	290	271	298	292	354
Shareholders' equity	11,245	10,973	11,383	10,995	10,760	10,423	10,816

Total liabilities	211,596	212,925	206,997	202,580	197,859	209,008	202,775

(1)
The pro forma situations of the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis. The pro forma figures reflect conventionally the full consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from the area of full consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca, again from that date.

PRESS RELEASE

        Turin, 12 November 2004—The Board of Directors today unanimous voted Pietro Modiano as Managing Director of SANPAOLO IMI.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com –Telefax +39 011 5552989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)

Damiano Accattoli (+39 011 5553590)

Alessia Allemani (+39 011 5556147)

Anna Monticelli (+39 011 5552526)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 12, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

QuickLinks

SANPAOLO IMI PRESS RELEASE
Private Securities Litigation Reform Act 1995
  Reclassified consolidated statement of income
  Quarterly analysis of the reclassified consolidated statement of income
  Reclassified consolidated balance sheet
  Quarterly analysis of the reclassified consolidated balance sheet
PRESS RELEASE
SIGNATURES